

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2016

Via US Mail
Kingrich Lee
Chief Executive Officer
Luckycom, Inc.
1790 Hughes Landing Blvd. Suite 400
The Woodlands, TX 77380

      Re: **Luckycom, Inc.**
                Form 10-K for Fiscal Year Ended February 28, 2015
                Filed June 1, 2015
                File No. 333-187874

Dear Mr. Lee:

We issued comments to you on the above captioned filing on February 3, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 28, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining